UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SEPTEMBER  2013 SHAREHOLDER MEETING Presentation to ISS

Safe Harbor Statement This presentation contains comments and forward-looking statements based upon current plans, expectations, events, and financial and industry trends, which may affect the Company‘s future operating results and financial position. Such statements involve risks and uncertainties which cannot be predicted or quantified, and may cause future activities or results of operations to differ materially from those discussed herein. Historical results achieved are not necessarily indicative of future profits of the Company. For further information, refer to the Company's filings with the SEC. Taro occasionally uses numerical measures in investor presentations and other forums which are considered non-GAAP Financial Measures. The Company believes that the presentation of non-GAAP measures, in combination with comparable GAAP measures, together provide our investor community with useful supplementary information concerning the Company's ongoing operations and are an appropriate way to evaluate the company's performance. However, they are provided for informational purposes only. Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

1 Financials History & Profile Business Performance Why Vote for Incumbent External Directors 2 3 4 5 Governance/ External Directors

Company Overview 1950 – Established in Israel to manufacture finished pharmaceutical products 1961 – Started chemical synthesis (API production) in Israel 1984 – Established topical product operations in Canada 1988 – Entered U.S. market 2003 – Established branded presence in U.S. 2009 – Received U.S. patent for Topicort® brand 2010 – Sun Pharma acquires a controlling interest In Taro 2012 - Taro listed on the NYSE - #1 Generic Dermatological Supplier in the U.S.

Company Overview Fully Integrated Pharmaceutical Company Research-based, multinational pharmaceutical company Historically, approximately 1 in 10 employees in R&D Predominantly USA driven business ( over 80% of sales ex USA), 180 pharmaceutical products in over 25 countries Generic Rx, Branded RX and OTC Key therapeutic categories: predominantly in dermatology, also present in - pediatrics, neurology/psychiatry, cardiology, rheumatology Excellent U.S. Service Levels > 98 % McKesson – 2012 Manufacturer of the Year - Operational Excellence Cardinal Health – 2012 Outstanding Quality Performance Award Currently minimal competition enabling 60% of Taro products Rank #1 in U.S. Market Share 68% of our line: #1 or #2 83% of our line: in TOP 3 Vertical Integration of API  and formulation of all key products

Haifa, Israel Manufacturing, research, marketing & distribution 650+ employees Manufacturing of all dosage forms brampton, Canada Manufacturing, research, marketing & distribution 420+ employees Manufacture of semi-solids & liquids

U.S. Operations Hawthorne, New York – Headquarters ~185 Employees (including ~75 Sales reps) Cranbury, New Jersey - Distribution~ 35 Employees

1 Financials History & Profile Business Performance Why Vote for Incumbent External Directors 2 3 4 5 Governance/ External Directors

Source: IMS TARO USA (Generic) FROM 5TH TO 1ST IN 3 YEARS

Strong Presence in US Distribution Channels Three major U.S. drug wholesalers & smaller wholesalers and distributors All major retail pharmacy and food chains All major mass merchandisers Integrated health organizations Pharmacy Benefit Managers (PBMs) Group Purchasing Organizations (GPOs) Long-Term Care Providers (LTCs) Health Maintenance Organizations (HMOs) Institutions Government V.A., State Medicaid formularies, others

1 Financials History & Profile Business Performance Governance/ External Directors Why Vote for Incumbent External Directors 2 3 4 5

As reported, 2009 Net Income of $114.0 million reflects a net tax benefit of $70.3 million representing a reversal of $76.2 million valuation allowance, offset by atax expense of $5.9 million. 2009-2013 P&L Key metrics – price increases directly impacting profits marginal decline in volumes management is improving internal efficiencies to maintain long-term competitiveness 13 78.6% CAGR 82.9% CAGR 88.3% CAGR 26.9% CAGR

Maximizing tactical pricing opportunities, However sustenance of price, volume and share become vulnerable to competition Illustration through performance history of a major product *Q3 13 performance – July performance prorated for the quarter  *

RATIO ANALYSIS vs. COMPETITORS Best Indices in the Industry  15  Source: 2012/13 20-F Annual Reports  * SG&A excludes loss contingencies, impairments, litigation settlements & others

Research & development investing for the future and catching up with the competition

BALANCE SHEET Highlights Shareholders’ equity more than doubling to $1 Billion between  Dec 2010 and Mar 2013  USD millions  Balance Sheet Highlights  Comments  Cash Balances **  Capital and Depreciation  ** Cash, Short-term bank and Restricted deposits & Marketable securities  Working Capital  June’13

1  Finance  History & Profile  Business Performance  Governance/ External Directors  2  3  4  5  Why Vote for Incumbent External Directors

Critical Corporate Governance Issues Before Shareholders Statutory External Directors Significant Committee Roles Candidates for Statutory External Director

Statutory External Directors Under Israeli Law Israeli Law RequirementsAt least two Statutory External Directors are required for all public companies under Israeli lawElection requires a majority voteMajority must include at least 1/2 of the non-controlling shareholdersElected for a three-year termBoth must serve on Audit and Compensation Committees; at least one must serve on all other Board Committees EligibilityIndependent of the CompanyNo prior affiliation with the Company for at least 2 years; unless being re-elected for additional term Professional Competence; and at least 1 must have financial and accounting expertise

Audit & Compensation Committee key Roles Approval of related party transactions*Approval of compensation to directors and senior management*Duty to address problematic issues in the management of the Company’s business, inter alia, with the Company’s internal and outside auditors and to propose solutions to the board*Oversight of auditors**Review and recommend approval of audit fees and related expensesReview financial statements**SOX compliance**   * Under Israeli Law**  Under U.S. Law

Candidates for Statutory External Directors Leadership and Involvement Our Board has carefully considered the background, qualifications and performance of its current Statutory External Directors prior to recommending them to Taro’s shareholders:Ilana Avidov Mor, a Certified Accountant and experienced business woman, has served as a Taro Statutory External Director since December 2010.  During her 2 ½ year tenure, Ms. Mor has participated in over 32 board and 63 committee meetings (96% participation).Dan Biran, a seasoned manager and director having served on numerous boards over the last 27 years, has also served as a Taro Statutory External Director since December 2010.  During Mr. Biran’s same tenure, he has participated in over 33 board and 64 committee meetings (98% participation).

Key governance accomplishments oversight BY external directors - Majority OF independent audit committee 23  Current with SEC Filings AND LISTED ON NYSE (Gp:) July 2013Mar 2013 Form 20-F filed with the SEC (Gp:) April 20122011 Form 20-F filed with the SEC (Gp:) Sept. 20112007, 2008, and 2009 Forms 20-F filed with the SEC (Gp:) March 2012Listed on NYSE (Gp:) June 2012Mar 2012 Transition Report on  Form 20-F filed with the SEC (Gp:) Sept. 20, 2010Sun obtains Majority Control of Taro (Gp:) Dec. 2012Audit Committee:  Finds  NO merit after full investigation (audit) in response to IsZo letter re: revenue recognition accusations  (Gp:) Dec. 31, 2010Ilana Mor & Dan Biran elected as External Directors

Key governance accomplishments oversight BY external directors - Majority OF independent audit committee 24 (Gp:) Pre-Sept. 2010Material Weaknesses25 (Gp:) Dec 31, 2010Material Weaknesses16 (Gp:) Dec 31, 2011Material Weaknesses0 (Gp:) March 31, 2013Material Weaknesses0 (Gp:) Sept. 20, 2010Sun obtains Majority Control of Taro (Gp:) Dec. 31, 2010Ilana Mor & Dan Biran elected as External Directors Internal Controls over financial reporting

SUN OFFER TO BUY MINORITY SHARES

THE SPECIAL COMMITTEE PROCESS - SUMMARY TIMELINE OF EVENTS

- **October 2011 ….**
  - Sun Pharma ("Sun") made a non-binding proposal of $24.50 per share to acquire outstanding shares of Taro, at a premium of 26% to undisturbed price of $19.45 per share
  - Taro Board of Directors established the Special Committee of independent directors, consisting of Prof. Dov Pekelman, Ms. Ilana Avidov Mor, Mr. Dan Biran and Mr. Ilan Leviteh, to evaluate the proposal
- **November 2011 ….**
  - Special Committee formally engaged Willkie Farr & Gallagher LLP as its independent U.S. legal counsel and Goldfarb Seligman & Co. ("Goldfarb") as its independent Israeli legal counsel
  - Special Committee held a meeting with Goldfarb and Professor Omri Yadlin, a legal expert from Tel Aviv University, apprised of the legal aspects of merger and acquisition transactions under Israeli law
  - Taro Board of Directors agreed to the Special Committee's request for a clear mandate
- **December 2011 ….** Special Committee engaged Citigroup to evaluate Sun's offer.
- **December 7, 2011 to April 17, 2012 ….** Special Committee held nine meetings, most of which were attended by financial advisors and legal representatives. As part of the evaluation, Special Committee made requests of Management for information, forecast, etc.

25

TARO

SUN OFFER TO BUY MINORITY SHARES

THE SPECIAL COMMITTEE PROCESS - SUMMARY TIMELINE OF EVENTS

- **March 2012 ….** Taro listed on the NYSE
- **April 2012 ….** Taro engaged MS Consulting, a pharmaceutical industry consulting firm, to independently review Taro's business and prospects particularly with respect to key molecules
- **June 2012 ….** Taro's management presented its long-term financial plan at a Board of Directors meeting, which included members of the Special Committee. As part of the presentation, MS Consulting discussed its review and analytical approach and methodology used in the long-term financial plan
- **July 2012 ….** Special Committee rejected the $24.50 non-binding offer from Sun
- **August 2012 ….**
  - Sun increased offer to $37.50
  - Sun and Taro signed merger agreement agreeing to $39.50 per share payout to minority shareholders
    - Recommendation based on Citibank fairness opinion
    - Rationale laid out in detailed SEC filing
- **February 2013 ….** Taro and Sun announced they mutually agreed to terminate the merger agreement

26

TARO

Taro stock price Creating shareholder value  Source: Yahoo Finance  64.4% CAGR  69.8% CAGR

Taro STOCK PERFORMANCE vs. COMPETITORS September 2011 – August 23, 2013

1  Financials  History & Profile  Business Performance  Governance/ External Directors  Why Vote for Incumbent External Directors  2  3  4  5

Proxy: item 7 Why Vote “For” the two current director nominees Over the last 3 years the board and management have effected an impressive turnaround in all key operating and financial metricsNYSE Listed after  5+ years on the “Pink Sheets”Stock Price: increased 350% from $14.49 at the end of December 2010 to its current price of $65.50 – outperforming all major indices Market Cap: grew to $2.90 billion from $667 million at the end of calendar year 2010 Net Sales:  grew to $671 million, a 27% CAGR from the end of calendar year 2010Operating Income: grew to $329 million in the fiscal year ended March 30, 2013 from $89 million for the calendar year 2010Net Income and the resulting E.P.S.: grew from $64 million and $1.53 in 2010 to $266 million and $5.95 in 2013, respectivelyIn 2012, Taro became the #1 generic dermatology supplier in the U.S. with retail sales in excess of $1 billion, according to a leading industry source Record levels of cash generatedNet “debt” = $49 million in 2009 Net “cash” = $584 million in June ‘13Cash: increased from $88 million in 2009 to $613 million in June’13 ($525 million increase)Free Cash flow increases 3X from 2010 to $250 millionCompany well positioned for short, medium & long-term growth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 30, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
	Name:	Kal Sundaram
	Title:	Chief Executive Officer and Director